[iGate Letterhead]

March 31, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

CF/AD2

100 F Street, NE

Washington, D.C. 20549-3561

Re:	iGate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 15, 2007

File No. 0-21755

Dear Mr. Kronforst:

This letter is in response to your letter dated March 21, 2008 to iGate Corporation (the “Company”). Your letter included a follow-up comment to our Form 10-K for the Fiscal Year ended 2007, to which we responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.	SEC COMMENT: Your response to comment number 1 in your letter dated January 25, 2008 indicated that in future filings you would quantify the amount of the change in reported sales that is attributable to material changes in volume versus material changes in price. Please tell us how the disclosure under “iGATE Solutions” on page 21 of your Form 10-K for the fiscal year ended December 31, 2007 reflects the assertion made in your January 25, 2008 letter.

COMPANY RESPONSE: The disclosure set forth on page 21 of Form 10-K for the Fiscal Year Ended December 31, 2007 is intended to quantify the attribution of our revenue increase. We disclose on page 21 that our revenue increase for iGATE Solutions was directly attributable to “steadily increasing volumes from clients added during the last three years, modest billing rate increases and somewhat higher utilization rates. Revenues from the top 10 customers increased

Mr. Mark Kronforst

March 31, 2008

by more than $20.0 million in 2007 from the prior year and average billing rates were higher by approximately 6%. Average utilization rates increased by approximately 3% year over year.”

It appears from your letter that the Staff is seeking specific quantification of which portions of the revenue increase are attributable to volume and which portions are due to an increase in price. It is difficult, if not impossible for us to separate the portion of the revenue increase attributable to an increase in billing rates from the portion attributable to a change in volume, because the majority of the Company’s increase in revenue was due to increased revenue from our top 10 customers, and the Company often provides volume discounts for its customers (see p. 11 of the 10-K under the Risk Factor “Risk of Preferred Vendor Contracts”).

In disclosing the average increase in billing rates and the average increase in utilization rates, we have disclosed the material changes in pricing components which affected the revenue increase. We have also disclosed that there has been a steady increase in volume, driven in large part by increased revenue from our top 10 customers — such disclosure comprises the material change in volume components that affected the revenue increase. In light of the difficulties of a specific quantification of the volume and price portions of the revenue increase, we believe that we have disclosed the material quantitative information regarding the revenue increase necessary for a shareholder to understand the factors which led to this increase, consistent with the assertion made in our January 25, 2008 letter. We hope this addresses your comment fully.

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Kronforst

March 31, 2008

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me (412-787-9590).

Sincerely,

/s/ Michael Zugay

Michael Zugay

Chief Financial Officer

cc:	Sunil Wadhwani